

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

>   **Re: GameStop Corp.**
>   **Form 10-K for the year ended February 2, 2013**
>   **Filed April 3, 2013**
>   **File No. 001-32637**

Dear Mr. Raines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended February 2, 2013

Item 6. Selected Financial Data, page 28

1. We note your disclosure that your comparable store sales figure is comprised of sales from stores operating for at least 12 full months as well as sales related to your web sites. In future filings, please separately quantify the impact of eCommerce sales on your comparable store sales percentages.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

2. We note your statement that the sales return reserve represents the gross profit effect of sales returns. Please explain to us in more detail how you determine and record your sales return reserve. It is unclear to us if you are reducing sales for the gross profit of expected returns or if you are reducing sales and cost of sales to reflect estimated returns. Please refer to ASC 605-15-45-1.

Loyalty Expenses, page F-13

3. We note your disclosure that the cost of your loyalty program is recognized in selling, general and administrative expenses. Please explain to us why you believe SG&A expense is a more appropriate classification than cost of sales.

Note 9. Goodwill, Intangible Assets and Deferred Financing Fees, page F-23

Intangible Assets and Deferred Financing Fees, page F-25

4. In future filings, please provide the disclosures required by ASC 350-30-50-2(a) and (b) for your other intangible assets.

Note 13. Income Taxes, page F-29

5. Please explain to us why state income taxes had such a significant impact on your statutory rate reconciliation for fiscal 2012.

Note 16. Significant Products, page F-36

6. We note that you have included several different products in the "other" category such as PC entertainment and other software, digital products and currency, mobile products, accessories and revenues associated with your magazine and rewards program. Please tell us how you determined that none of these product categories was individually material for separate disclosure. Also, if you identify these subcategories within MD&A as reasons for fluctuations in your other product sales, please quantify the extent to which each subcategory contributed to the overall change in sales. For example, you disclose on page 38 that the increase in other product sales for fiscal 2012 was primarily due to increases in PC entertainment software and mobile devices, but you do not quantify the related amounts.

<u>Note 17. Segment Information, page F-37</u>

7. In future filings, please disclose total expenditures for additions to long-lived assets. Refer to ASC 280-10-50-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief